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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 3, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Magnetek, Inc.
Full Name of Registrant

Former Name if Applicable

10900 Wilshire Boulevard, Suite 850
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90024
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of refinancing its existing U.S. bank debt, which has a termination date of September 30, 2005. Completion of the refinancing is expected to occur within 15 days subsequent to the required filing date of September 15, 2005 and will have a major impact on the Company's disclosures within the liquidity section of MD&A as well as various other financial statement notes within the Company's Form 10-K for the fiscal year ended July 3, 2005.  Due to the pending refinancing and its impact on the financial statements and related disclosures, the Company would not be able to complete its 10-K report without unreasonable effort and expense.  In addition, the Company believes that reflecting the completion of the related refinancing transaction in the Form 10-K will more accurately reflect the current state of its liquidity and financial position for the users of its financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Marty Schwenner	818	727-2216, ext. 104
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With respect to Item 8 (Financial Statements and Supplementary Data) and Item 9A (Controls and Procedures) under Part II of the Form 10-K, the Company has restated amounts for the fiscal year ended June 27, 2004 in its consolidated statement of operations and consolidated balance sheets.

As stated in the Company’s Form 8-K filing dated August 26, 2005, announcing its fiscal 2005 year-end results, the Company has historically provided valuation reserves against its U.S. deferred tax assets that results in a zero net deferred tax position (net deferred assets equal to deferred tax liabilities). In a fiscal year-end review of its tax accounts, the Company determined that a portion of its deferred tax liability relates to tax deductible amortization of goodwill that is no longer amortized for financial reporting purposes.  Under accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

Accordingly, the Company increased its valuation allowance for deferred tax assets, resulting in an increase to the provision for income taxes of $1.6 million in the fourth quarter and fiscal year ended July 3, 2005.  The Company also determined that such deferred tax liabilities existed at June 27, 2004 and therefore has restated its valuation allowance for deferred tax assets and increased its provision for income taxes by $1.6 million in the fourth quarter and fiscal year ended June 27, 2004 for a total provision for income taxes and corresponding increase to its valuation allowance of $6.7 million in those periods.

The Company views the error in accounting for income taxes and related restatement of its prior year financial statements as a material weakness which has resulted in its management concluding that internal control over financial reporting was not effective as of July 3, 2005.  An adverse opinion on internal control over financial reporting will be included in the Company's disclosures within Item 9A. Controls and Procedures.

Magnetek, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2005	By	/s/ Marty J. Schwenner
Vice President, Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).